FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                              HSBC SIGNS AGREEMENT
                       TO SELL ITS STAKE IN PING AN BANK

HSBC, which owns 19.9 per cent of Ping An Insurance (Group) Company of China Limited (Ping An Group), has entered into an agreement to sell its 27 per cent stake in Ping An Bank Limited to Shenzhen Commercial Bank Company Limited
(SZCB), which is an 89.36 per cent owned subsidiary of Ping An Group.

The transaction is part of Ping An Group's consolidation of its banking businesses within SZCB. HSBC is supporting its Chinese partner in this endeavour. The consideration is expected to be US$29.4 million (approximately RMB228.7 million), subject to a review of Ping An Bank's audited net asset value as at 31 December 2006.

Vincent Cheng, Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "We will continue to invest in and expand our operations in China as well as strengthening our relations with our strategic partners comprising Ping An Group, Bank of Communications and Bank of Shanghai. These strategic investments are a core component of our growth strategy in China. Additionally, we are in the process of locally incorporating our China business to allow us to further expand our network and range of services."

Ping An Bank, previously named Fujian Asia Bank, was established in mainland China in 1993 as a Sino-foreign equity joint venture bank. It had assets of RMB1.1 billion (approximately US$143.7 million) at the end of December 2005. In 2003, Fujian Asia Bank was acquired by HSBC and China Ping An Trust & Investment, a subsidiary of Ping An Group.

Ping An Bank is currently headquartered in Shanghai and has one branch in Fujian. The bank offers a range of foreign currency services to local and foreign customers, as well as renminbi-denominated services to corporate customers and foreign individuals.

Completion of the transaction is subject to agreeing final terms and to obtaining the necessary approvals.


1. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 9,500 offices in 81 countries and territories and assets of US$1,738 billion at 30 June 2006, is one of the world's largest banking and financial services organisations.

2. Ping An Insurance (Group) Company of China Limited
China Ping An Trust & Investment, which holds 73 per cent of Ping An Bank, is a
99.881 per cent owned subsidiary of the Ping An Insurance Group. Established in Shenzhen in 1988, Ping An Insurance (Group) Company of China Limited has the second largest life insurance operation and the third largest property and casualty insurance operation in mainland China as at June 2006. It has over 31 million life insurance customers, over 8 million property and casualty customers and around 240,000 employees at June 2006. In December 2005, it had achieved a total gross written premium and policy fees of RMB59 billion.

3. Shenzhen Commercial Bank Company Limited
Established in 1995, Shenzhen Commercial Bank is a local joint-stock commercial bank with its head office in Shenzhen. The bank provides a wide-range of services in both commercial and personal banking. At December 2005, it had total assets of RMB69.9 billion and an extensive network in Shenzhen comprising 46 branches. Shenzhen Commercial Bank is currently 89.36 per cent owned by Ping An Insurance (Group) Company of China Limited.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 February, 2007